    As filed with the Securities and Exchange Commission on August 16, 2001

                                                  Registration No. 333-65474


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                         PRE-EFFECTIVE AMENDMENT NO. 1
                                      TO

                                   FORM S-2
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                       THE ASHTON TECHNOLOGY GROUP, INC.
            (Exact name of Registrant as specified in its charter)

            DELAWARE                                   22-6650372
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
  incorporation or organization)


                              1835 Market Street
                                   Suite 420
                       Philadelphia, Pennsylvania 19103
                                (215) 789-3300
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                Arthur J. Bacci
                                 President and
                            Chief Operating Officer
                       The Ashton Technology Group, Inc.
                              1835 Market Street
                                   Suite 420
                       Philadelphia, Pennsylvania 19103
                                (215) 789-3300


(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 _____________

                                   Copies to:


       Gary Arlen Smith, Esq.                      William W. Uchimoto, Esq.
    Morgan, Lewis & Bockius LLP                         General Counsel
        1701 Market Street                     The Ashton Technology Group, Inc.
      Philadelphia, PA 19103-2921                1835 Market Street, Suite 420
           (215) 963-5000                  Philadelphia, Pennsylvania 19103-2921
                                                       (215) 789-3300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. X

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ____________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ______________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ______________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                  ___________

                        CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------------------------------
                                                                                          Proposed Maximum
          Title of Shares                                   Proposed Maximum Offering    Aggregate Offering
          to be Registered                Amount to be         Price Per Unit/(1)/             Price                Amount of
                                           Registered                                                         Registration Fee/(1)/
------------------------------------------------------------------------------------------------------------------------------------
 Common stock par value $0.01/(2)/          7,500,000                  $0.76                  $5,700,000            $1,416
------------------------------------------------------------------------------------------------------------------------------------



     (1) The registration fee on the 7,500,000 shares being registered on this Form S-2 is based on the average of the reported high and low sales prices of the common stock as reported on the Nasdaq National Market on August 9, 2001, estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. In accordance with Rule 457(p) under the Securities Act of 1933, payment of the registration fee due with respect to this Registration Statement shall be made by offsetting the amount due hereunder against the $1,886.69 registration fee we paid in connection with the filing of our Registration Statement on Form S-2 (Commission File No, 333-58336), which registration statement was withdrawn prior to effectiveness on June 19, 2001.

     (2) This registration statement covers the resale by Jameson Drive LLC of up to 7,500,000 shares of our common stock, which Jameson may acquire upon our sale of common stock to Jameson under a securities purchase agreement dated February 9, 2001, as amended July 10, 2001, and a stock purchase warrant issued to Jameson under the securities purchase agreement.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.


 As filed with the Securities and Exchange Commission on August 16, 2001

                 SUBJECT TO COMPLETION, DATED AUGUST 16, 2001


The information in this prospectus is not complete and may be changed. We have filed a registration statement relating to these securities with the Securities and Exchange Commission. The selling stockholder are not allowed to sell these securities nor accept offers to buy these securities, prior to the time the registration statement becomes effective. This prospectus is not an offer to sell these securities and is not solicitation of an offer to buy these securities in any state in which the offer or sale is not permitted.

                            PRELIMINARY PROSPECTUS


                               7,500,000 SHARES


                       THE ASHTON TECHNOLOGY GROUP, INC.

                         COMMON STOCK, $0.01 PAR VALUE

                                  __________


     This prospectus covers 7,500,000 shares of our common stock that Jameson Drive LLC, the selling stockholder, may offer and sell from time to time. We will issue the common stock under the terms of a securities purchase agreement dated February 9, 2001, as amended July 10, 2001, and pursuant to the exercise by Jameson of a stock purchase warrant issued in connection with the securities purchase agreement. We also executed a registration rights agreement on February 9, 2001, wherein we agreed that we would file a registration statement covering the resale of the shares of common stock that we may sell to Jameson and the shares of common stock that we may issue to Jameson upon exercise of the warrant. According to the terms of the securities purchase agreement, we may sell our common stock to Jameson only after we have successfully filed the registration statement of which this prospectus is a part.


     Jameson may sell its shares, directly or through broker-dealers or underwriters, in the over-the counter market, in any securities exchange or market in which our common stock may in the future be traded, in privately-negotiated transactions or otherwise. Jameson and any broker-dealers or agents that are involved in selling the shares acquired by Jameson under the securities purchase agreement and warrants issued in connection with the securities purchase agreement will be considered "underwriters" within the meaning of the Securities Act of 1933 in connection with their sales.

     Sales may be made at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The selling stockholder is required to deliver a copy of this prospectus when it offers and sells its shares. The selling stockholder will receive all of the net proceeds from sales of its shares and will pay all brokerage commissions and similar selling expenses, if any. We will not receive any proceeds from sales of the shares by the selling stockholder, nor will we be responsible for paying other expenses relating to the registration of its shares.


     Our common stock and our publicly-traded warrants are listed on the Nasdaq National Market under the symbols "ASTN" and "ASTNW," respectively. The closing price of our common stock on August 14, 2001, was $0.77 per share.


Investing in our common stock involves a high degree of risk. You should carefully consider the matters in the "risk factors" section, beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense


                The date of this prospectus is August 16, 2001.

                               TABLE OF CONTENTS


                                                                                                                 Page
                                                                                                                 ----

PROSPECTUS SUMMARY..............................................................................................      1

RISK FACTORS....................................................................................................     10

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.......................................................     21

USE OF PROCEEDS.................................................................................................     22

DIVIDEND POLICY.................................................................................................     22

SELLING STOCKHOLDER.............................................................................................     22

PLAN OF DISTRIBUTION............................................................................................     24

DESCRIPTION OF CAPITAL STOCK....................................................................................     25

INDEMNIFICATION.................................................................................................     27

WHERE YOU CAN FIND MORE INFORMATION.............................................................................     27

IMPORTANT INFORMATION INCORPORATED INTO THIS PROSPECTUS.........................................................     28


                              __________________

                              PROSPECTUS SUMMARY

         This summary contains highlights of selected financial and other information contained elsewhere in this prospectus. It does not contain all the information that you should consider before investing in The Ashton Technology Group, Inc. You should read the entire prospectus carefully, especially the section called "Risk Factors." The terms "Ashton," "we," "our" and "us" refer to The Ashton Technology Group, Inc. and its subsidiaries, unless the context suggests otherwise.

                       THE ASHTON TECHNOLOGY GROUP, INC.

                                  OUR COMPANY

         This summary is qualified in its entirety by the more detailed information appearing in other places in this prospectus and in documents we incorporate by reference into this prospectus. Unless we indicate otherwise, all information with regard to our capital stock in this prospectus, including share and per share information, assumes that our outstanding options and warrants have not been exercised.

         The Ashton Technology Group, Inc. was formed as a Delaware corporation in 1994. We are an eCommerce company that develops and operates electronic trading and intelligent matching systems for the global financial securities industry. Our focus is to develop and operate alternative trading systems, serving the needs of exchanges, institutional investors and broker-dealers in the U.S. and internationally. Our target customers are securities exchanges, institutions, money managers, broker-dealers, and other members of the professional investment community. Our goal is to use technology to enable these market participants to trade in an electronic global trading environment that provides large order size, absolute anonymity, no market impact, and lower transaction fees.

         During August 1999, we launched our electronic volume-weighted average price trading system (eVWAP(TM)) for selected New York Stock Exchange-listed U.S. stocks. eVWAP is a fully automated system that permits market participants to trade eligible securities before the market opens at the volume-weighted average price for the day. Our eVWAP is the average price for a stock, weighted by the volume of shares of that stock traded "regular way" during the day on all U.S. securities exchanges as reported to the Consolidated Tape. We currently operate eVWAP as a facility of the Philadelphia Stock Exchange. We expect to commence operation of eVWAP for Canadian stocks, as a facility of the Toronto Stock Exchange, during 2001.

         Using eVWAP, participants may submit and execute large-sized trades without market impact because of the end-to-end anonymity of the system that electronically protects the participant's identity, order, match (trade), residual, if any, and contra-side identity all the way through the settlement and clearing process. We believe there are no other trading systems that provide this degree of end-to-end anonymity. Participants are electronically informed of their (binding) matches and residuals at approximately 9:20 AM EST, and are informed of the eVWAP pricing at approximately 4:20 PM EST, shortly after the eVWAP calculations are completed for the day. The pre-open eVWAP, as provided only by eVWAP, provides "mutual satisfaction" and "best execution" within a highly liquid, totally anonymous, electronic trading environment, and should be distinguished from time-sliced or volume-weighted composite prices that do not provide the same advantages. Transaction fees for using the system are low and competitive for this fully automated, high capacity, and highly reliable electronic matching system.

         eVWAP is available to securities exchanges, broker/dealers, institutions, money managers, and other financial intermediaries and end users. Participants can enroll in eVWAP through our subsidiary Croix Securities, Inc. or through the Philadelphia Stock Exchange. eVWAP matching sessions occur every trading day at 9:15 AM EST. The system has been designed to afford a variety of electronic access mechanisms so that participating firms and their trading room environments can easily and securely integrate to eVWAP using eVWAP-supplied, global, secure communications services, as well as FIX pathways and the Internet. Participants need only read the eVWAP "shrink wrap" license agreement to utilize eVWAP-supplied software, hardware, and communications pathways.

         For all eVWAP match executions, eVWAP provides automated post-market clearing and settlement. This is accomplished via a straight-through process engineered to electronically provide necessary transaction data directly to each clearing firm and to protect contra-side identity by inserting an omnibus account number in the middle of each transaction.

     We believe value-added trading features and liquidity are the two critical success factors in deploying any electronic trading system. Further, we believe the key factors in deploying eVWAP include:

     . Functionality - the ability to provide the functions that the financial community needs to process transactions in a global electronic marketplace.
     . Scalability - the ability to scale the system up as the number of users and transactions increase.
     . Reliability - ensuring fault-tolerant performance levels and meeting regulatory back-up requirements.
     . Extensibility - the ability to rapidly develop, test, and deploy new systems, technology, features and functionality.
     . Integration - the need to communicate with back-office systems and to implement easy, secure, interoperability with potential participants and business partners.

     Our products compete with other electronic trading systems, including Instinet Corporation's crossing network, Investment Technology Group Inc.'s POSIT system, Bloomberg, L.P.'s Bloomberg Professional and Bloomberg Tradebook, Liquidnet, and other companies that develop proprietary electronic trading systems. Our electronic trade execution services also compete with leading brokerage firms and various national, regional and foreign securities exchanges. Established systems such as Instinet and ITG's POSIT have taken years to obtain their current levels of liquidity. There are also a number of alternative trading systems (including electronic communication networks) competing for the same institutional liquidity.

     In light of these factors, we believe it is necessary to ensure that early adapters of the eVWAP experience positive results. We continue to market, educate and integrate users to participate in eVWAP. As of June 30, 2001, approximately 60 institutions and 55 broker-dealers have been enrolled and integrated for use of the eVWAP. We have also integrated 11 national clearing firms and 7 trade order management systems. Our sales force is focusing on three segments of the equities trading market to drive eVWAP volumes: brokers, institutions, and liquidity providers. We recognize that increased liquidity is necessary to enhance the match efficiency of the eVWAP and to attract active participation in the system. As such, since the beginning of 2001, we have enrolled three proprietary trading firms and dealers willing to facilitate eVWAP order flow by providing guaranteed commitments in the system. As a result, the eVWAP system's liquidity has increased from a 20-day moving average of 100,000 shares per day in January 2001 to 100 million shares per day in August 2001. We are currently in discussions with other firms to participate in eVWAP as liquidity providers.


     We have been working with the Philadelphia Stock Exchange on several initiatives. On April 30, 2001, the Philadelphia Stock Exchange received immediate effectiveness of a rule filing with the SEC, which among other things, expands the number of securities eligible to match in eVWAP, to include any exchange-traded component issue of the Standard & Poor's (S&P) 500 Index and any listed issue designated by S&P for inclusion in the index. In response to customer requests, we are also working with the Philadelphia Stock Exchange to:

     .   introduce eVWAP on Nasdaq issues;
     .   introduce an eCLOSE product for listed and Nasdaq issues;
     . implement a second eVWAP matching session (10:30 a.m. to 4:00 p.m.) for both listed and Nasdaq issues, and;
     . obtain the eligibility for exchange-traded funds, or ETFs, on the eVWAP.


     We are also exploring other venues in which to launch our products. On March 30, 2001, we filed the appropriate regulatory documents with the NASD apprising them of our intent to operate CroixNet, an alternative trading system, pursuant to the SEC's regulations on alternative trading systems. We filed a "Form ATS Initial Operations Report" with the SEC on April 19, 2001. On August 3, 2001 the NASD granted our application to operate CroixNet. CroixNet is an intelligent matching system that will execute trades in listed and Nasdaq issues at eCLOSE prices, based on primary exchange market and Nasdaq closing prices. Participants will receive confidential, binding match reports before the New York Stock Exchange and Nasdaq close, with the eCLOSE prices automatically ascribed to such trades following the market close.

     We have developed and plan to introduce our iMATCH System(TM). The iMATCH System(TM) represents a global distribution network of independently licensed and operated intelligent matching systems incorporating a value-added front-end, routing services, and execution hosting capability. The execution capability currently includes the eVWAP for NYSE-listed stocks, and we plan to expand it to include Nasdaq stocks, market-on-close (eCLOSE) for NYSE-listed and Nasdaq stocks, intra-day trading products (SemiContinuousMarket(TM)), international stocks, and a ticker plant with related data services. We plan to introduce the iMATCH System(TM) in Canada in 2001.




     We generate revenues on a per transaction basis for each share traded through eVWAP. We also generate commission revenue on a per transaction basis for all orders executed through Croix Securities, Inc. Croix was formed in February 1999 as a wholly owned subsidiary of UTTC. Through Croix, we provide electronic trade execution services, utilizing eVWAP and other liquidity sources to assist our clients in the execution of their trades. During the year ended March 31, 2001, Croix commissions accounted for 82% of our revenues, while eVWAP accounted for 18% of our revenues.

     We conduct our business through four operating subsidiaries and joint ventures. Each of our subsidiaries and joint ventures contributes to our vision of developing and operating alternative trading systems to serve the needs of global exchanges, institutional investors and broker-dealers. These companies comprise the primary segment of our business, intelligent matching systems:

     .   Universal Trading Technologies Corporation (UTTC)
     .   ATG Trading, LLC
     .   Ashton Technology Canada, Inc., and
     .   Kingsway-ATG Asia, Ltd. (KAA)

     Our principal executive offices are at 1835 Market Street, Suite 420, Philadelphia, Pennsylvania 19103. Our telephone number is (215) 789-3300. Our website is www.ashtontechgroup.com. Information on our website does not constitute part of this document.

Universal Trading Technologies Corporation

     UTTC was incorporated in February 1995 with the business objective of designing, developing and exploiting the Universal Trading System and future products appropriate for the securities trading market. In September 1995, UTTC entered into an agreement with the Philadelphia Stock Exchange to employ the Universal Trading System, including a volume-weighted average price trading module. In October 1995, we acquired 80% of the common stock of UTTC. Our ownership of UTTC was increased to 93% in December 1998. On March 28, 2001, our board of directors requested we develop a plan to merge UTTC into Ashton. After review of the draft plan on April 26, 2001, our board of directors deferred action with respect to a merger of Ashton and UTTC.

     UTTC and its subsidiaries market, deploy and operate eVWAP through secure public and private communications networks and the worldwide web. eVWAP enables institutional customers and financial intermediaries to transact efficiently and cost effectively in a global trading environment by providing:

     . a neutral environment - with exchange-standard surveillance and regulatory rules;
     .   global accessibility - through direct networks and the worldwide web;
     . seamless integration - into existing investment management systems, securities exchanges, alternate trading systems, electronic communication networks, and broker systems;
     . electronic connectivity - to post-trade clearing and settlement mechanisms; and
     . absolute trading anonymity and confidentiality - total data security through the use of encryption, electronic authentication, and firewalls.

ATG Trading, LLC

     ATG Trading is a broker-dealer engaged in proprietary trading. ATG Trading provides limited, two-sided liquidity for clients utilizing eVWAP, by acting as a system guarantor. ATG Trading also provides our management with real-time experience with volume weighted average price trading and risk management techniques. This experience enables our management to discuss alliances with third parties to provide additional liquidity for our clients. As we form alliances with external liquidity providers, we expect ATG Trading to develop and provide volume-weighted average price trading techniques and analytics.

Ashton Technology Canada, Inc.

     On December 20, 1999, we entered into an agreement to create Ashton Canada to develop, market and operate intelligent matching, online transaction systems and distribution systems for seamless use by U.S. and Canadian financial intermediaries. On June 8, 2000, Ashton Canada entered into an agreement with the Toronto Stock Exchange to market, deploy, and operate our proprietary eVWAP, as a facility of the Toronto Stock Exchange for Canadian securities. On January 12, 2001, the Ontario Securities Commission approved an amendment to the Rules and Policies of the Toronto Stock Exchange, allowing the implementation of eVWAP as a facility of the Toronto Stock Exchange and allowing Participating Organizations and eligible institutional clients access to the eVWAP facility. We expect eVWAP trading of Canadian securities to begin on the Toronto Stock Exchange during the fall of 2001.

Kingsway-ATG Asia, Ltd.

     On December 16, 1999, we finalized a joint venture agreement with Kingsway International to create KAA. Because we own less than 50% of the equity of KAA, we account for our investment in KAA under the equity method of accounting, as required by generally accepted accounting principles

     We have been working with management of KAA to develop a plan for the deployment of our iMATCH System, including eVWAP, in the Hong Kong and Far East markets. The plan entails deployment of the iMATCH System technologies, products, and services to Hong Kong and the Far East, implementation of an anonymous securities clearing process in Hong Kong for eVWAP trades, cross-border settlement and clearing of eVWAP trades, and regulatory approval for the systems. We have held discussions with KAA and local regulators and exchange officials to implement the eVWAP as a facility of the Hong Kong Exchange and Clearing Limited. On June 4, 2001, KAA received approval of a dealer license from the Securities and Futures Commission of Hong Kong.

Other Affiliates

     We formed Electronic Market Center, Inc. (eMC) as a wholly owned subsidiary in June 1998 to develop, operate and market a global electronic distribution channel for financial products and services. In April 2000, Ashton's board of directors agreed to fund eMC's initial development efforts. On April 18, 2000, eMC acquired 100% of the stock of E-Trustco.com Inc., a business-to-business electronic trust services company. E-Trustco's plan was to offer and outsource objective financial advisory services through a state-chartered trust company using eMC's electronic distribution channel.

     In the fourth quarter of our fiscal year ended March 31, 2001,, eMC completed its initial development phase. We conducted a review of current market conditions, eMC's strategy, and the resources and funding required to complete the development of eMC. Due to the lack of available external funding, and the overall market conditions which we believed would impact the demand for eMC's products and services, our board of directors determined not to provide any additional funding to eMC.

     After being unable to find other funding sources or consummate a sale of eMC to a third party, eMC's board of directors voted on March 29, 2001 to begin the orderly winding down of its operations, including terminating all of its employees, selling its assets, and negotiating the settlement of its outstanding liabilities. We cannot provide any assurance that the liquidation will be successful or that eMC will not be required to assign its assets for the benefit of its creditors. eMC's results are reflected as discontinued operations in our March 31, 2001 consolidated financial statements.

     Effective September 15, 2000 we dissolved ATG International, Inc., which was one of our wholly-owned subsidiaries. Our international activities are now being conducted through Ashton Canada and KAA.

     Gomez, Inc. was previously one of our majority-owned subsidiaries. Due to a private placement by Gomez in December 1999, our equity interest in Gomez decreased to less than 50%. We then began accounting for our investment in Gomez under the equity method of accounting, rather than consolidating Gomez's results of operations within our results. Our revenue for the fiscal year ended March 31, 2000 was $1.4 million, substantially all of which was generated by Gomez. We currently recognize no revenue from Gomez, and the carrying value of our Gomez equity investment is zero.



                                 THE OFFERING
                                 ------------


Common stock offered by us..............................................        None

Common stock offered by the selling stockholder.........................        A maximum of 7,500,000 shares

Common stock outstanding as of July 31, 2001............................        33,178,830 shares

Offering price..........................................................        Determined at the time of sale

Use of proceeds.........................................................        We will receive no proceeds from the
                                                                                sale of our common stock by the
                                                                                selling stockholder

Nasdaq National Market symbol...........................................        ASTN

                THE SECURITIES PURCHASE AGREEMENT - EQUITY LINE

     We entered into an equity line of credit arrangement with Jameson Drive LLC on February 9, 2001. The arrangement was amended on July 10, 2001. It is in the form of a securities purchase agreement and provides for the purchase by Jameson of up to $15 million worth of shares of our common stock over a 24-month period. During this period, we may, at our sole discretion, request a draw on the equity line by causing Jameson to purchase our common stock. Jameson will be obligated to buy the shares, subject to the terms of the agreement. Jameson is acquiring the shares in the ordinary course of business, and has no agreements or understandings, direct or indirect, with any person with respect to the distribution of our common stock.


     The sales price for the shares we sell to Jameson is not fixed, but will be based on a formula that is tied to the average of the three lowest closing bid prices for the common stock during the 20 trading days prior to the date of the sale. The shares that we sell to Jameson will be at a 10% discount to the market price at the time of the sale. The minimum amount that we can draw at any one time is $100,000. The maximum amount that we can draw at any one time is $1 million. We are committed to drawing a minimum of $2.5 million over the term of the agreement. The maximum amount that we can sell over the 24-month term of the agreement is $15 million.



     Generally, we must wait 20 trading days between draws on the equity line. We may not deliver a notice to sell to Jameson if following the purchase of our common stock at any one time, Jameson and its affiliates would beneficially own more than 9.99% of our common stock then outstanding. Also, we may not sell our common stock to Jameson without stockholder approval if the result would be that the number of shares issued, when aggregated with all previously issued shares, would exceed 19.99% of our common stock outstanding at the date of the agreement. Because there is no way to determine how many shares, if any, we will eventually sell and issue to Jameson, and because the rules of the Nasdaq National Market require that we obtain stockholder approval prior to issuing 20% or more of the shares of common stock outstanding, we will seek our stockholders' approval to issue the necessary number of shares, should the need arise. If we do not receive stockholder approval, we may nonetheless issue shares up to such 20% amount under the equity line agreement.


     To illustrate how the equity line agreement would work, we assume that the market price for our stock is $0.90 and that we have issued and outstanding 33,178,830 shares of common stock. The true purchase price would be $0.81, which reflects the 10% discount. If we were to require Jameson to purchase under these assumptions, we could sell and issue as few as 123,457 shares and as many as 1,234,568 shares of common stock with a value of approximately $100,000 and $1,000,000, respectively, at one time. Assuming we chose to draw down the maximum $1,000,000, we would be allowed to sell 5,397,880 more shares without exceeding the 19.99% purchase limitation. We would only be allowed to sell 3,191,108 more shares, however, without exceeding the 9.99% purchase limitation. This assumes that Jameson has not sold any shares into the market between our draws. The 9.99% beneficial ownership restriction affects only the number of shares that we may sell to Jameson at any one point in time. If Jameson sold in the market, it would both decrease its holdings and increase the number of shares outstanding, which would make it possible for us to issue more shares to Jameson up to the 9.99% limitation. See the "Risk Factors" section relating to possible dilution, short selling and depression of market price.

     If we satisfy the conditions that allow us to draw down the entire $15 million available under the equity line, and we choose to do so, then generally, as the market price of our common stock decreases, the number of shares we will have to issue increases. To illustrate, the following table reflects how the ownership dilution increases as the market price of our common stock declines:

---------------------------------------------------------------------------------------
      Average Market Price of our    Gross Proceeds on Sales    Total Number of Shares
             Common Stock              of our Common Stock             Issuable
---------------------------------------------------------------------------------------
                 $1.00                      $15,000,000                16,666,667
---------------------------------------------------------------------------------------
                 $0.75                      $15,000,000                22,222,222
---------------------------------------------------------------------------------------
                 $0.50                      $15,000,000                33,333,333
---------------------------------------------------------------------------------------

     The following are some of the conditions that we must meet before Jameson is obligated to buy our shares:

     . the registration statement, of which this prospectus is a part, must be declared effective by the SEC and remain effective;

     . our representations and warranties given to Jameson must be true and correct, and we must comply with the provisions of the agreement with Jameson;

     . our common stock must remain traded on the Nasdaq National Market System or another trading market or exchange.

     There is no guarantee that we will be able to meet these or any other conditions under the securities purchase agreement or the registration rights agreement, or that we will be able to draw on any portion of the $15 million equity line.

     Jameson also received, at the amendment of the equity line arrangement on July 10, 2001, a five-year warrant to purchase 1,506,024 shares of our common stock at an exercise price of $1.02 per share. The expiration date of the warrant is July 10, 2006. The warrant is exercisable after January 10, 2002. Jameson may not exercise the warrant to the extent that such exercise would result in Jameson and its affiliates beneficially owning more than 4.99% of our common stock then outstanding. If Jameson sold the shares acquired upon exercise of the warrant in the market, it would both decrease its holdings and increase the number of shares outstanding, which would make it possible for us to issue more shares to Jameson upon exercise of the warrant up to the 4.99% limitation. See the "Risk Factors" section relating to possible dilution, short selling and depression of market price.

                            THE SELLING STOCKHOLDER


     Jameson Drive LLC may offer and resell up to 7,500,000 shares of our common stock from time to time under this prospectus. We will issue the common stock from time to time upon our sale to Jameson under the terms of the securities purchase agreement and pursuant to the exercise by Jameson of the warrant we issued to them. We also executed a registration rights agreement on February 9, 2001, whereby we agreed to file a registration statement covering the resale of the shares of common stock that we will sell to Jameson and the shares of common stock that we may issue to Jameson upon exercise of the warrant. Each of these documents is attached as an exhibit to the registration statement of which this prospectus is a part.

                            SUMMARY FINANCIAL DATA


     In the table below, we have summarized selected historical information from our financial statements contained in our reports that we describe in "Important Information Incorporated Into This Prospectus" on page 26 of this prospectus. You should read this summary in conjunction with those financial statements, and the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in those reports. Our historical financial results do not necessarily indicate what our future results will be.



                                                        Three months ended June 30,            Year ended March 31,
                                                        ---------------------------            --------------------
                                                          2001               2000              2001            2000
                                                          ----               ----              ----            -----
Consolidated Statement of Operations Data:                      (unaudited)                         (audited)
Revenues:                                            $     205,738       $     46,117    $     225,068     $  3,869,084
Expenses:
     Salaries and employee benefits                      1,557,662          1,224,489        5,784,936        3,563,445
     Professional fees                                     793,265            468,925        3,265,768        2,549,545
     Brokerage, clearing and exchange fees                 533,503            160,145          611,262           18,192
     Costs of revenues                                          --                 --               --          644,510
     Development costs                                          --                 --            7,461           95,354
     Depreciation and amortization                         249,905            118,666          700,484          715,956
     Non-cash compensation charges                              --             10,027           40,108          351,369
     Loss on trading activities                            271,517            224,237          404,835               --
     Selling, general and administrative                   827,315            850,813        4,066,386       11,123,825
                                                     -------------------------------------------------------------------
Loss from operations                                    (4,027,429)        (3,011,185)     (14,656,172)     (15,193,112)
                                                     -------------------------------------------------------------------

Interest income                                             63,987            395,833        1,135,078        1,169,910
Interest expense                                                --             (7,122)         (12,156)            (797)
Other income (expense)                                          --                 --          300,809         (416,632)
Gain on deconsolidation of Gomez                                --                 --               --        5,568,475
Gain on redemption of Gomez preferred stock                     --                 --               --        2,550,000
Equity in loss of affiliates                               (11,095)          (204,987)      (1,963,976)          90,508
                                                     -------------------------------------------------------------------
Net loss from continuing operations                  $  (3,974,537)      $ (2,827,461)   $ (15,196,417)    $ (6,231,648)
                                                     ===================================================================

Loss from discontinued operations of eMC                      (889)          (286,701)      (2,596,006)              --
Loss on disposal of discontinued operations                     --                 --       (3,145,926)              --
Net loss                                                (3,975,426)      $ (3,114,162)   $ (20,938,349)    $ (6,231,648)
                                                     ===================================================================

Dividends attributed to preferred stock                   (664,600)          (152,150)      (1,868,705)      (1,259,757)
Dividends in arrears on preferred stock                   (112,628)          (201,221)        (397,857)        (456,075)
                                                     -------------------------------------------------------------------
Net loss applicable to common stock                  $  (4,752,654)      $ (3,467,533)   $ (23,204,911)    $ (7,947,480)
                                                     ===================================================================
Basic and diluted net loss per share
     from continuing operations                      $       (0.14)      $      (0.11)   $       (0.59)    $      (0.32)
Basic and diluted net loss per share
     from discontinued operations                               --       $      (0.01)   $       (0.20)              --
                                                     -------------------------------------------------------------------
Basic and diluted net loss per common share          $       (0.14)      $      (0.12)   $       (0.79)    $      (0.32)
                                                     ===================================================================
Weighted average number of common shares
outstanding-basic and diluted                           33,227,145         28,172,767       29,394,565     $ 24,929,977
                                                     ===================================================================

Consolidated Balance Sheet Data:
Cash and cash equivalents                            $   2,888,247       $ 12,311,280    $   6,028,883     $ 15,365,439
Securities available for sale                              984,300          9,923,820        1,483,350        9,906,220
Working capital of continuing operations                 3,612,352         23,579,841        7,518,764       26,978,266
Total assets                                             8,785,840         27,549,569       13,065,778       31,023,911
Stockholders' (deficiency) equity                       (1,109,210)        22,103,534        2,898,089       17,162,607

                                 RISK FACTORS

         Investing in our common stock involves a high degree of risk. You should carefully consider the following risks before making an investment decision. Any of the risks described below could materially adversely affect our business, operating results and financial condition. The risks described below may not be the only ones that we face. Additional risks that are not yet known to us or that we currently think are immaterial also could seriously impair our business, operating results and financial condition. The trading price of our stock could decline due to any of these risks, and you could lose all or part of your investment.

                         Risks Related to Our Company

We have a limited operating history which makes it difficult to evaluate our business

         We have never realized any operating profit and have reported significant losses. We were founded in 1994 as a development stage company with no operating history. Our only meaningful sources of revenue have been from a subsidiary, which we sold in November 1997, and Gomez, Inc., a former subsidiary. Due to a private placement by Gomez of its securities in December 1999, our equity interest in Gomez decreased to less than 50%. We then began accounting for our investment in Gomez under the equity method of accounting, rather than consolidating Gomez's results of operations within our results.

         We currently derive all of our revenues on a per transaction basis for eVWAP trades and orders executed through Croix. We expect to generate future revenues from the other intelligent matching system products we are developing and from proprietary trading activity through ATG Trading. Our future success will depend on continued growth in demand for our eVWAP system and other electronic trade execution services, the other trading systems in development, and our ability to respond to regulatory and technological changes and customer demands. If demand for our products and services fails to grow at the rate we anticipate and we are unable to increase revenues, then our business, financial condition and operating results will be materially and adversely affected

Future sales of our common stock could depress the market price of our common stock

         By this registration statement we are registering 7,500,000 shares of our common stock. We currently have commitments to issue and register an undetermined number of additional shares of our common stock. We may also issue options, warrants or other derivative securities that are convertible into our common stock. The public sale of our common stock by Jameson and other stockholders that control large blocks of our common stock, and the conversion of our derivative securities and public sale of the common stock underlying these derivative securities, could dilute our common stock and depress its market value. Also, the market price for our common stock could drop due to the perception that the sales could occur. These factors could also make it more difficult for us to raise funds through future offerings of common stock.


Some shares of our common stock may have been offered in violation of the Securities Act of 1933, which could give purchasers of these shares the right to seek refunds or damages.

         Following the sale of shares of our common stock by certain selling stockholders pursuant to an effective registration statement, we became aware that the financial statements included in the registration statement did not satisfy the requirements of Regulation S-X. Because the registration statement incorporated by reference our Annual Report on Form 10-K for the year ended March 31, 2000, rather than for the year ended March 31, 2001, as it should have, the registration statement did not meet the applicable form requirements of a registration statement on Form S-2. Thus, claims may be made that the prospectus did not meet the requirements of, and that the sale of the shares was not properly registered pursuant to, the Securities Act of 1933. If such claims are upheld, then the sale of the shares of common stock by these selling stockholders may have constituted a violation of the Securities Act of 1933. In this case, the purchasers of the common stock from the selling stockholders could have the right, for a period of one year from the dates of their respective purchases, to recover (i) the purchase price paid for their shares, plus interest, upon tender of their shares to us or (ii) their losses measured by the difference (plus interest) between their respective purchase prices and either the value of their shares at the time they sue us or, if they have sold their shares at a loss, the sale price of their shares. Alternatively, the purchasers of the common stock could have a right to seek redress from the selling stockholders, in which case we may have third party liability to the selling stockholders. We believe that these refunds or damages could total up to approximately $2.1 million, plus interest, in the event the purchasers of the shares suffer a total loss of their investment during this period and seek refunds or damages. If such liability were to occur, our business, results of operations and financial condition could suffer.

We may be limited in our ability to draw on the securities purchase agreement with Jameson





We entered into a $15 million equity line financing arrangement with Jameson Drive LLC on February 9, 2001, as amended on July 10, 2001. The financing arrangement is in the form of a securities purchase agreement providing for the purchase by Jameson of up to $15 million worth of shares of our common stock over a 24-month period.





There are limitations on the amount of our equity line draws under the securities purchase agreement with Jameson. The maximum dollar amount we can draw on the equity line at any one time is $1 million. In addition, we may not deliver a notice to sell to Jameson if following the purchase of our common stock, Jameson and its affiliates would beneficially own more than 9.99% of our common stock then outstanding. Also, we may not sell our common stock to Jameson without stockholder approval if the result would be that the number of shares issued, when aggregated with all previously issued shares, would exceed 19.99% of our common stock outstanding on the date of the agreement.


         We must satisfy certain conditions before Jameson is obligated to buy shares from us including that the registration statement covering the shares be declared effective by the SEC and remain effective. There can be no guarantee that we will be able to meet these and other conditions, or that we will be able to draw on any portion of the $15 million securities purchase agreement. If we are unable to draw a sufficient amount, our cash, cash equivalents, and securities may not be sufficient to meet our anticipated cash needs unless we obtain alternative financing. There can be no assurance that such financing will be available to us on acceptable terms or at all. See" Securities Purchase Agreement - Equity Line" for further information.


         During our annual meeting of stockholders, scheduled for September 25, 2001, our stockholders will consider and vote whether to authorize us to exceed the Nasdaq 20% limitation rule with respect to the equity line agreement with Jameson. This rule requires a Nasdaq-listed issuer to obtain stockholder approval prior to the issuance of securities in connection with a transaction, other than a public offering for cash, involving the sale or issuance by us of common stock equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance. Approval of this proposal would allow us to issue an as-yet-undetermined number of shares of common stock under the equity line securities purchase agreement with Jameson. Should our stockholders fail to approve the proposal, we may nonetheless issue shares up to such 20% amount, or 6,632,448 shares, under the equity line. This restriction would severely limit the amount of money that we could raise under the equity line, and we may require additional financing, which may not be available on terms that are acceptable to us, or at all.



You may suffer dilution in the future upon issuance of our common stock to Jameson

         The future issuance of shares of our common stock to Jameson under the equity line may result in significant dilution to our stockholders and may depress the market price of your investment. Moreover, as all the shares we sell to Jameson will be available for immediate resale, the mere prospect of our sales to Jameson could depress the market price for our common stock. The shares of our common stock issuable to Jameson under the equity line facility will be sold at a 10% discount to the defined market price of our common stock at the time of the sale. Because Jameson is purchasing our shares at a discount, it will have an incentive to sell immediately so that it can realize a gain on the difference. If our common stock market price does decline, this could further accelerate sales of our common stock. See "Securities Purchase Agreement - Equity Line" for further information.




The risk of dilution of our common stock may cause third parties to engage in short sales of our common stock

         The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage third parties to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

We may need additional financing to fund our operations


          Our annual stockholder's meeting is scheduled for September 25, 2001 during which our stockholders will consider and vote whether to authorize us to exceed the Nasdaq 20% limitation rule with respect to the equity line agreement with Jameson and the series F financing. This rule requires a Nasdaq-listed issuer to obtain stockholder approval prior to the issuance of securities in connection with a transaction, other than a public offering for cash, involving the sale or issuance by us of common stock equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance. Approval of these proposals would allow us to issue an as-yet-undetermined number of shares of common stock under the equity line securities purchase agreement with Jameson and upon conversion of the $5.1 million secured convertible note with the series F investor. Should our stockholders fail to approve the first proposal, we would be limited in the amount of money that we could raise under the securities purchase agreement. If our stockholders fail to approve the second proposal, we will be unable to issue any shares to allow for conversion of the note, and will be required to repay the note in cash. Additionally, the maturity date of the secured convertible note will be accelerated from August 18, 2003 to April 1, 2002. If we cannot repay the secured convertible note at maturity or upon acceleration, certain of our intellectual property, including eVWAP, which collateralizes the note, could be sold to a third party to obtain repayment of amounts owed by us. If either or both of these proposals are not approved, we may require additional financing, which may not be available on terms that are acceptable to us, or at all.




         We may also require additional financing to complete our strategic plans. Such financing may take the form of equity offerings, spin-offs, joint ventures, or other collaborative relationships which may require us to issue shares or share revenue. These financing strategies would likely impose operating restrictions on us or be dilutive to holders of our common stock, and may not be available on attractive terms or at all. If such financing is available, there is no assurance that it will be sufficient to meet our anticipated cash needs until we can generate enough cash from revenues to fund our operations.







We may be unable to maintain the standards for listing on the Nasdaq National Market, which could make it more difficult for investors to dispose of our common stock and could subject our common stock to the "penny stock" rules


         Our common stock is listed on the Nasdaq National Market. Nasdaq requires us to maintain standards for continued listing, including a minimum bid price of $1.00 for shares of our common stock and a minimum tangible net worth of $4 million. We currently do not meet either of these standards. If the bid price for our shares does not reach at least $1.00 for ten consecutive trading days prior to October 25, 2001, the Nasdaq National Market has advised us that it will move to delist our shares. Further, pursuant to its request, we have submitted a plan to the Nasdaq National Market to grow our tangible net worth to over $4 million in the near future. If it determines that we have not presented a definitive plan to achieve and sustain compliance, the Nasdaq National Market will move to delist our shares.


         If our shares are delisted from the Nasdaq National Market, then trading in our stock may potentially be conducted on the Nasdaq SmallCap Market if we are able to demonstrate the ability to meet its listing requirements. The SmallCap listing requirements include, among other things, a minimum bid price of $1.00 and net tangible assets of $2 million, neither of which we currently have. We cannot provide assurance that we will be able to meet the continued listing requirements of either the Nasdaq National Market or the SmallCap Market. If we are unable to meet these requirements, our common stock would be traded on an electronic bulletin board established for securities that do not meet the Nasdaq listing requirements or in quotations published by the National Quotation Bureau, Inc. that are commonly referred to as the "pink sheets". As a result, it could be more difficult to sell, or obtain an accurate quotation as to the price of, our common stock.


         In addition, if our common stock were delisted, it would be subject to the so-called penny stock rules. The SEC has adopted regulations that define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules impose additional sales practice requirements on broker-dealers subject to certain exceptions. For transactions covered by the penny stock rules, a broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to the sale. The penny stock rules also require broker-dealers to deliver monthly statements to penny stock investors disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Prior to the transaction, a broker-dealer must provide a disclosure schedule relating to the penny stock market. In addition, the broker-dealer must disclose commissions payable to the broker-dealer and the registered representative, and current quotations for the security as mandated by the applicable regulations.

         If our common stock were delisted and determined to be a "penny stock," a broker-dealer may find it to be more difficult to trade our common stock, and an investor may find it more difficult to acquire or dispose of our common stock in the secondary market.

Our business is highly volatile and our quarterly results may fluctuate significantly

         We have experienced an increase in the volume of trades executed through our systems, and volatility of such trading volume from session to session during the past year. These fluctuations may have a direct impact on our operating results and may cause significant fluctuations in our inter-day profitability. We cannot assure you that the volatility in our daily trading volume will not continue. Moreover, the continued volatility in the securities markets, particularly in technology-related securities, could result in significant proprietary trading losses. These losses could have a material adverse effect on our business, financial condition and operating results.

         Our operating results may fluctuate significantly in the future because of a number of other factors, including:

         .     our ability to manage proprietary trading-related risks;
         .     changes in the volume of order flow in our trading systems;
         .     volatility in the securities markets;
         .     our ability to manage personnel, overhead and other expenses;
         .     changes in execution fees and clearance fees, which are fees we pay to our clearing brokers;
         .     the addition or loss of sales and trading professionals;
         .     regulatory changes and compliance issues;
         .     the amount and timing of capital expenditures;
         .     costs associated with acquisitions; and
         .     general economic conditions.

         If demand for our services declines and we are unable to adjust our cost structure on a timely basis, our business, financial condition and operating results may be materially adversely affected.

Our revenues may fluctuate due to declines in securities trading volume

         Our revenues may fluctuate due to a decline in securities trading volumes, prices or liquidity. Declines in the volume of securities transactions and in market liquidity generally result in lower revenues from trading system activities. Lower price levels of securities also may result in reduced trading activity and reduce our revenues from electronic brokerage transactions. Any decline in securities trading volumes, price or market liquidity or any other of these factors could have a material adverse effect on our business, financial condition and operating results.

We may be unable to acquire new businesses and maintain existing strategic relationships that benefit our business

         We have acquired or invested in companies and strategic alliances and may seek to do so in the future. Acquisitions may entail numerous risks. We may not be able to integrate successfully any operations, personnel, services or products of companies that we acquire in the future. In addition, we have established a number of strategic relationships with information providers, clearing firms, institutional investors and other firms. These relationships and others we may enter into in the future are and will be important to our business and growth prospects. We may not be able to maintain these relationships or develop new strategic alliances.

Future conversion of our convertible securities may result in dilution

         Our governing documents authorize the issuance of up to three million shares of preferred stock without stockholder approval, with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock. At March 31, 2001 we had two classes of preferred stock outstanding, namely series B and series F convertible preferred stock. The conversion of these classes of our preferred stock may result in substantial dilution to the percentage ownership of current stockholders.

          As of June 30, 2001, 15,636 shares of the series F preferred had been converted into 4,949,770 shares of our common stock. The number of shares of common stock issued equaled 19.99% of the common stock outstanding on the issue date of the series F preferred, and is the maximum number of shares we can issue to the series F investor without obtaining stockholder approval under the Nasdaq 20% limitation. As a result of this "triggering event" as defined in the certificate of designations, preferences, and rights of the series F preferred, the series F investor had the right to seek redemption in cash of the remaining 4,363, shares of series F preferred.


          On July 13, 2001, the 4,363 shares of the series F preferred, plus accrued interest, were exchanged for a secured convertible note with a principal amount of $5,111,926, maturing on August 18, 2003. The note is convertible into shares of our common stock, subject to our stockholders' approval to exceed the Nasdaq 20% limitation with respect to the series F preferred financing. Should our stockholders fail to approve the issuance of additional shares to the series F investors, we would be unable to issue a sufficient number of shares of common stock to meet our obligations of the note. In that event, we would have to repay the note in cash, and the maturity date of the note would be accelerated to April 1, 2002. We have agreed to file a registration statement on Form S-3 to register the shares of common stock underlying the convertible note. The conversion of the convertible note may result in substantial dilution to the ownership of current stockholders.


We do not expect to pay common stock dividends

          We have never paid or declared any cash dividends upon our common stock, nor do we intend to. Our board of directors has discretion to pay cash dividends on our common stock and on our Series B preferred stock. While there are no contractual limitations on our ability to pay cash dividends on our common stock, based on our present financial status and contemplated future financial requirements, we do not anticipate declaring any cash dividends on the common stock. In determining whether to pay dividends, our board of directors considers many factors, including our earnings, capital requirements and financial condition. The effect of our election not to pay dividends will help ensure that all of our resources will be reinvested in the company. However, you will not receive payment of any dividends in the foreseeable future and the return on your investment may be lower than anticipated.

                        Risks Related to Our Management

We depend on key employees, and the loss of any of those employees may harm our business

          Our future success depends upon the continued service of certain of our executive officers and key technology personnel. If we lost the services of one or more of our key employees it could have a material adverse effect on our business. In particular, the services of Fredric W. Rittereiser, Fred S. Weingard, Arthur J. Bacci, and William W. Uchimoto would be difficult to replace. We have entered into multi-year employment agreements with Messrs. Rittereiser and Weingard, and plan to enter into similar agreements with Messrs. Bacci and Uchimoto. We have obtained "key-man" life insurance on each of these individuals. We further believe our future success will depend upon our ability to attract and retain additional highly skilled technical, managerial, sales and marketing personnel. Competition for such personnel in the information technology development industry is intense. If we are unable to attract and retain such personnel, it could have a material adverse effect on our business, operating results, and consolidated financial operations.


Our directors and officers may be able to exert control over most of our corporate actions

          Because our Certificate of Incorporation provides no cumulative voting rights, our directors and officers, acting together, are in a position to exert significant influence on the election of the members of the Board of Directors of Ashton and each of its subsidiaries and on most corporate actions, as well as any actions requiring the approval of stockholders, such as mergers and acquisitions. Our directors and officers beneficially own approximately 1.8% of the outstanding shares of our common stock. In addition, directors and officers have been granted options to purchase our common stock. Should all the vested options be exercised and converted into common stock, the directors and officers would own 11.5% of the outstanding shares of common stock.

Sales or grants of stock to our employees and key individuals will reduce your ownership percentage

          We seek to attract and retain officers, directors, employees and other key individuals in part by offering them stock options and other rights to purchase shares of common stock. The exercise of options granted under our stock option plans will reduce the percentage ownership in Ashton of the-then existing stockholders. Currently, we have reserved 6,450,000 shares of our common stock for issuance pursuant to our 1998 Stock Option Plan, 2,550,000 shares of our common stock for issuance pursuant to our 1999 Stock Option Plan, and 3,000,000 shares of our common stock for issuance pursuant to our 2000 Incentive Plan. In the aggregate, we have already granted options to purchase 9,058,666 shares of common stock under all three stock option plans. Of the total options granted, options to purchase 8,149,127 shares have not been exercised. The exercise of these options, the grant of additional options, and the exercise thereof, could have a dilutive effect on our existing stockholders and may adversely affect the market price of our common stock.


                         Risks Related to Our Products

We will be dependent on the continued growth of the market for eVWAP to generate revenues

          The success of eVWAP is heavily dependent upon the acceptance of the product by broker-dealers, institutional investors and other market participants. Failure to obtain such acceptance could result in lower volumes and a lack of liquidity on eVWAP. Market and customer acceptance of eVWAP will depend upon, among other things, eVWAP's operational performance and pricing. In addition, our customers may discontinue use of eVWAP at any time. While we continue to solicit customers to use eVWAP, there can be no assurance that we will attract a sufficient number of customers to eVWAP.

          We receive a substantial portion of our order flow through electronic communications gateways, including a variety of computer-to-computer interfaces and the Internet. Our electronic brokerage services involve alternative forms of order execution. Accordingly, substantial marketing and sales efforts may be necessary to educate prospective customers about our electronic brokerage services and products. There can be no assurance that our marketing and sales efforts will be successful in educating and attracting new customers for our trading systems.

          Our revenues will depend on the volume of securities traded on our systems. Variations in transaction volume could result in significant volatility in operating results. Other factors that are beyond our control, including national and international economic, political and market conditions, the availability of funding and capital, the level and volatility of interest rates, legislative and regulatory changes, inflation, and similar broad trends may affect securities trading volumes. As important, acceptance of our products by financial market participants is necessary to generate sufficient trading volumes. Any one or all of these factors could result in lower share volumes traded through eVWAP and our other intelligent matching systems, and could adversely impact our results of operations.

We depend significantly on our computer and communications systems to run our operations

          Our trading systems and proprietary trading activities depend on the integrity and performance of the computer and communications systems supporting them. Extraordinary trading volumes or other events could cause our computer systems to operate at an unacceptably low speed or even fail. Any significant degradation or failure of our computer systems or any other systems in the trading process could cause customers to suffer delays in trading. These delays could cause substantial losses for customers and could subject us to claims from customers for losses. We cannot assure you that our network protections will work.

          Any computer or communications system failure or decrease in computer systems performance that causes interruptions in our operations could have a material adverse effect on our business, financial condition and operating results. We currently do not provide our customers with backup trading systems or disaster recovery systems.

Our growth may place strains on our managerial, operational and financial resources

          Our current trading, communications and information systems have been designed to perform within finite capacity parameters. Although we believe we can accommodate a substantial increase in activity, our growth may require implementation of new and improved trading, communications and information systems. There can be no assurance that a significant increase in trading volumes or the introduction of new or multiple products will not result in systems failures or have a material adverse effect on our business, financial condition or operating results.

          Our business is characterized by rapid technological change, changing customer demands and evolving industry standards. Our future success depends, in part, on how we respond to these demands. These demands will require us to introduce new products and services, enhance existing products and services and adapt our technology in a timely fashion. There can be no assurance that we will be capable of introducing new products and services, enhancing products and services or adapting our technology.

Our compliance and risk management methods might not be fully effective in reducing our exposure to losses

          The scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has increased. In response, we have implemented and continue to revise formal compliance procedures. Our future operating results will depend on our ability to continue:

          .    to improve our systems for operations, financial control, and communication and information management;
          .    to refine our compliance procedures and enhance our compliance oversight; and
          .    to recruit, train, manage and retain our employee base.

          There can be no assurance that our risk management and compliance procedures will be adequate or effective to detect and deter compliance systems failures. Nor can we assure you that we will be able to manage our systems, technology and regulatory compliance growth successfully. Our inability to do so could have a material adverse effect on our business, financial condition and operating results.

We are subject to net capital requirements which could limit our operations

          The SEC and the NASD have strict rules that require each of our broker-dealer subsidiaries to maintain sufficient net capital. If we fail to maintain the required net capital, the SEC or the NASD may suspend or revoke our broker-dealer licenses. Also, a change in the net capital rules, the imposition of new rules or any unusually large charge against our net capital could limit our operations. A significant operating loss or any unusually large charge against our net capital could adversely affect our ability to expand or even maintain our present levels of business, which could have a material adverse effect on our business, financial condition and operating results. Also, these net capital requirements limit our ability to transfer funds from our broker-dealer subsidiaries to ourselves. This means that we may be unable to repay our debts, fund our operations or repurchase our stock.

Our brokerage operations expose us to liability for errors in handling customer orders

          We provide execution services to each of our trading system customers and execute orders on behalf of each of our broker-dealer subsidiaries. In conjunction with our clearing agent partners, we provide clearing services, which include the confirmation, receipt, settlement and delivery functions, involved in securities transactions. Errors in performing clearing services or execution services, including clerical and other errors related to the handling of funds on behalf of customers and customer orders could lead to civil penalties imposed by applicable authorities as well as losses and liability in related lawsuits brought by customers and others.

Software "bugs," errors and malfunctions may expose us to losses

          Complex software such as ours often contains undetected errors, defects or imperfections. Despite rigorous testing, the software used in our products could still be subject to various risks associated with systems errors, malfunctions and employee errors. These bugs could result in service interruptions. In addition, because our products often work with software developed by others, including customers, bugs in others' software could damage the marketability and reputation of our products. Given the competitive environment for electronic equity trading execution, investors could elect to use our competitors' products on a temporary or permanent basis to complete their trades. Prolonged service interruptions resulting from natural disasters could also result in decreased trading volumes and the loss of customers.

Our networks may be vulnerable to security breaches

         The secure transmission of confidential information over public networks is a critical element of our operations. We have not in the past experienced network security problems. However, our networks may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully use our confidential information or our customers' confidential information or cause interruptions or malfunctions in our operations. We may be required to expend significant additional resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. We may not be able to implement security measures that will protect against all security risks.

Our clearing agents may fail to provide us and our customers accurate information about securities transactions

         Our trading and information systems are coordinated with the clearing and information systems of our clearing agents. They furnish us with the information necessary to run our business, including transaction summaries, data feeds for compliance and risk management, execution reports and trade confirmations. We rely on our clearing brokers to discharge their obligations to our customers and us on a timely basis. If they fail to do so, or experience systems failure, interruptions or capacity constraints, our business, financial condition and operating results may suffer.

Financial or other problems experienced by third parties could have an adverse effect on our business and our operating results

         We are exposed to credit risk from third parties that owe us money, securities, or other obligations. These parties include our customers, trading counterparties, clearing agents, exchanges and other financial intermediaries. Any failure by these third parties to discharge adequately their obligations in a timely basis or any event adversely affecting these third parties could have a material adverse effect on our business, financial condition and operating results.

Our trading activities expose our capital to potential losses

         We are engaged in trading activities predominantly through ATG Trading acting as a principal. These activities involve the purchase, sale or short sale of securities and derivative securities for our own account. These activities are subject to a number of risks, including risks of price fluctuations and rapid changes in the liquidity of markets, all of which subjects our capital to significant risks.

We may not receive accurate and timely financial data from our third-party suppliers, which may cause us to lose customers and be subject to litigation

         We receive consolidated New York Stock Exchange listed trading information, including real-time quotes, last sale reporting, volume and price information and error reports from a number of third parties, including the New York Stock Exchange, the Consolidated Tape Association and the Securities Industry Automation Corporation. We then calculate the volume weighted average price information for the listed securities traded on our system and distribute this information to our customers, primarily through our Web site. We also use this information for pricing matched orders executed on our system. We depend upon these information suppliers to accurately provide and format this data, in many cases on a real-time basis. If these suppliers fail to supply accurate or timely information, our customers may develop an adverse perception of our trading systems and cease doing business with us. We may also be subject to claims for negligence or other theories based on the nature and content of information we provide our customers. Any liability arising from third party supplied data could have a material adverse effect on our business, financial condition and operating results.

Our competitive position may be adversely affected by others' unauthorized use of our intellectual property

         We regard our products and the research and development that went into developing them as our property. Unauthorized third parties could copy or reverse engineer certain portions of our products or obtain or use information that we regard as proprietary. In addition, our trade secrets could become known to or be independently developed by our competitors.

         We rely primarily on a combination of patent, trademark and trade secret protection, employee and third party confidentiality and non-disclosure agreements, license agreements, and other intellectual property protection methods to protect these property rights. However, we have not filed any patent applications, nor have we filed for copyright protection relating to current product lines. While our competitive position may be adversely affected by the unauthorized use of our proprietary information, we believe the ability to protect fully our intellectual property is less significant to our success than other factors, such as the knowledge, ability and experience of our employees and our ongoing product development and customer support activities.

         Although we believe our services and products do not infringe on the intellectual property rights of others, there can be no assurance that third parties will not assert infringement claims against us in the future. Any such assertions by third parties could result in costly litigation, in which we may not prevail. Also, in such event, we may be unable to license any patents or other intellectual property rights from third parties on commercially reasonable terms, if at all. Litigation, regardless of its outcome, could also result in substantial cost and diversion of our already limited resources. Any infringement claims or other litigation against us could materially impact our business, operating results, and consolidated financial condition.

                         Risks Related to Our Industry

We are subject to risks associated with the securities industry generally

         The securities industry has undergone several fundamental changes. Some of these changes have increased the volume of equity securities traded in the U.S. equity markets, and have decreased the difference between bid and ask, or buy and sell, prices.

         We derive most of our revenue from trading in existing equity securities, currently limited to the largest 300 issues and the stocks comprising the S&P 500 index which are listed on the New York Stock Exchange. Any reduction in revenues resulting from a decline in the secondary market trading volume for these equity securities could have a material adverse effect on our business, financial condition and operating results. Additionally, a decline in cash flows into the U.S. equity markets or a slowdown in equity trading activity by broker-dealers and other institutional investors may have an adverse effect on the securities markets generally and could result in lower revenues from our trading system activities.

         The securities business is also subject to various other risks, including customer default, employees' misconduct, errors and omissions by traders and order takers, and litigation. These risks are often difficult to detect beforehand or to deter. Losses associated with these risks could have a material adverse effect on our business, financial condition and operating results.

Our business could be adversely affected by extensive government regulation

         The securities industry is subject to extensive regulation under both federal and state laws. In addition, the SEC, the NASD, other self-regulatory organizations and state securities commissions require strict compliance with their rules and regulations. These regulatory bodies safeguard the integrity of the securities markets and protect the interests of participants in those markets. As a broker-dealer, we are subject to regulation concerning certain aspects of our business, including:

          .    trading practices;
          .    capital structure;
          .    record retention;

         .    net capital requirements; and
         .    the conduct of our directors, officers and employees.

         Failure to comply with any of these laws, rules or regulations could result in adverse consequences. An adverse ruling against us and/or our officers and other employees could result in us and/or our officers and other employees being required to pay a substantial fine or settlement and could result in suspension or expulsion. This could have a material adverse effect on our business, financial condition and operating results.

         The regulatory environment in which we operate is subject to change. New or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities, self-regulatory organizations or the NASD could have a material adverse effect on our business, financial condition and operating results. Changes in the interpretation or enforcement of existing laws and rules by these governmental authorities, self-regulatory organizations and the NASD could also have a material adverse effect on our business, financial condition and operating results.

         Additional regulation, changes in existing laws and rules, or changes in interpretations or enforcement of existing laws and rules often directly affect securities firms. We cannot predict what effect any such changes might have. Our business, financial condition and operating results may be materially affected by both regulations that are directly applicable to us and regulations of general application. Our levels of trading system activity and proprietary trading can be affected not only by such legislation or regulations of general applicability, but also by industry-specific legislation or regulations.

Our industry is highly competitive

         The SEC's regulations governing alternative trading systems have lowered the barriers to entering the securities trading markets. We face competition from traditional securities exchanges, which could establish similar trading systems in an attempt to retain their transaction volumes. We also face competition from other alternative trading systems and leading brokerage firms offering similar trade execution services.

         Many of our competitors have substantially greater financial, research, development, sales, marketing and other resources than we do and many of their products have substantial operating histories. While we believe our products offer certain competitive advantages, our ability to maintain these advantages will require continued investment in the development of our products, and additional marketing and customer support activities. We may not have sufficient resources to continue to make this investment, while our competitors may continue to devote significantly more resources to competing services.

         Our products compete with other electronic trading systems, including Instinet Corporation's crossing network, Investment Technology Group Inc.'s POSIT system, Bloomberg, L.P.'s Bloomberg Professional and Bloomberg Tradebook, Liquidnet, and other companies that develop proprietary electronic trading systems. Our electronic trade execution services also compete with services offered by leading brokerage firms offering various forms of volume-weighted average price trade execution. We also compete with various national, regional and foreign securities exchanges for trade execution services.

         We believe our services compete on the basis of quality of trade execution, pricing, and reliability of trade processing and settlement operations. Although we feel eVWAP offers complete anonymity not offered by any other service, improved trading performance, flexibility and other benefits, there is no assurance that our products and services will be accepted by an extended customer base. Nor can we be sure our products will adequately address all the competitive criteria in a manner that results in a competitive advantage.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements in this prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: our dependence on arrangements with self-regulatory organizations; dependence on proprietary technology; our ability to successfully operate and obtain sustained liquidity in our eVWAP and other trading systems; our ability to develop the iMATCH System and other intended products; changes in foreign markets, namely, Canada and Hong Kong; technological changes and costs of technology; industry trends; competition; ability to develop markets; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; changes in government regulation; potential liability under the Securities Act of 1933; general economic and business conditions; and other factors referred to in this Form S-2.

         In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" or "continue" or other forms of or the negative of those terms or other comparable terms.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We do not have a duty to update any of the forward-looking statements after the date of this prospectus.

                                USE OF PROCEEDS

         We will receive no proceeds from the resale of the common stock by the selling stockholder, and we are paying all expenses in connection with this registration statement. We intend to use the proceeds from the exercise of the warrant for working capital and general corporate purposes.

                                DIVIDEND POLICY

         We have never declared or paid any cash dividends on our common stock. We intend to retain any future earnings for the expansion of our business and do not expect to pay cash dividends on our common stock in the foreseeable future.


                              SELLING STOCKHOLDER


         On February 9, 2001, we completed a private placement of our common stock to Jameson Drive LLC. On We amended the agreement with Jameson on July 10, 2001. The private placement, which is structured as an equity line of credit agreement, requires Jameson to purchase up to $15 million of our common stock under the terms of the agreement. The purchase price for the shares will be at a 10% discount to the average of the three lowest closing bid prices of our common stock for the 20 trading days prior to the date of the sale. We may not deliver a notice to sell to Jameson if the result would be that, following the purchase of shares at any one time, Jameson and its affiliates would beneficially own more than 9.99% of our common stock then outstanding. Also, we may not sell our common stock to Jameson without stockholder approval if the result would be that the number of shares issued, when aggregated with all previously issued shares, would exceed 19.99% of our common stock then outstanding.

         Jameson also received a five-year warrant to purchase 1,506,024 shares of common stock at an exercise price of $1.02. The warrant is exercisable after January 10, 2002, and expires on July 10, 2006. Jameson may not exercise the warrant to the extent that such exercise would result in Jameson and its affiliates beneficially owning more than 4.99% of our common stock then outstanding.

         We have agreed to register the resale of the shares of common stock that we may sell to Jameson under the equity line and the shares that we may issue to Jameson upon exercise of the warrant. The registration statement of which this prospectus is a part is intended to satisfy these registration obligations.

         To our knowledge, Jameson has not had a material relationship with us during the last three years, other than as owners of our common stock or other securities.

         The following table sets forth information regarding shares of our common stock beneficially owned by the selling stockholder as of July 18, 2001. This offering of our common stock will begin when this registration statement on Form S-2 is declared effective. Since the selling stockholder may acquire and sell all, some, or none of the shares offered hereunder, no estimate can be made of the total number of shares that are beneficially owned by the selling stockholder prior to the offering to which this prospectus relates, that will be offered by the selling stockholder under this prospectus, or that will be beneficially owned by the selling stockholder upon the completion of such offering.

                                                                     Number of shares
                                     Beneficial Ownership of            to be sold                Ownership
                                    Common Stock Prior to the           under this             of Common Stock
                                            Offering                    Prospectus          After the Offering (1)
                                --------------------------------    -------------------    -------------------------
                                    Number of         Percent                                Number         Percent
           Name                       Shares          of Class                              of Shares      of Class
----------------------------    --------------------------------    -------------------    ----------    -----------

Jameson Drive LLC                       0               0%               7,500,000              0             0%



(1) Assuming the acquisition and resale by the selling stockholder of the maximum number of shares of common stock offered hereunder.

                             PLAN OF DISTRIBUTION


         Jameson is offering the shares of common stock for its own accounts as statutory underwriter, and not for our account. We will receive no proceeds from the sales of common stock by the selling stockholder. Jameson may be offering for sale up to 7,500,000 shares of our common stock, which it may acquire under the terms of the equity line agreement and the warrant more fully described under the section of this prospectus entitled "The Securities Purchase Agreement-Equity Line."


         Jameson is a statutory underwriter within the meaning of the Securities Act of 1933 in connection with the sales of common stock which it may acquire under the equity line agreement. Jameson will be acting as an underwriter in their resale of such common stock under this prospectus. Jameson has, prior to any sales, agreed not to effect any offers or sales of our common stock in any manner other than as specified in this prospectus and not to purchase or induce others to purchase our common stock in violation of any applicable state or federal securities laws, rules and regulations and the rules and regulations of the Nasdaq National Market. There are no agreements or understandings, formal or informal, pertaining to the distribution of the shares described in this prospectus.

         We have advised Jameson that during such time as it may be engaged in a distribution of the shares it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes any selling stockholder, any affiliated purchasers and any broker-dealer or other person who participates in a distribution, from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock. In addition, any securities covered by this prospectus that qualify for re-sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus.

         To permit Jameson to resell the common shares issued to it under the equity line agreement and pursuant to the exercise of the warrant, we agreed to register those shares and to maintain that registration. To that end, we have agreed that we will prepare and file any amendments and supplements to the registration statement and the prospectus necessary in accordance with the Securities Act and the rules and regulations promulgated thereunder, to keep it effective until the earliest of the following dates:

   . the date after which all of the common shares held by Jameson or its transferees that are covered by the registration statement have been sold by Jameson or its transferees pursuant to such registration statement;

   . the date after which all of the common shares held by Jameson or its transferees that are covered by the registration statement may be sold, in the opinion of our counsel, without restriction under the Securities Act of 1933; or

   . the date that is 24 months from the effective date of the registration statement.

Jameson and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market national quotation system or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. Jameson may use any one or more of the following methods when selling shares:

   . ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

   . block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

   . purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

   . an exchange distribution in accordance with the rules of the applicable exchange or national quotation system;

     .   privately negotiated transactions;

     .   short sales;

     . broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

     .   a combination of any such methods of sale; and

     .   any other method permitted pursuant to applicable law.

         Jameson may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         Jameson may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. Jameson may pledge their shares to their brokers under the margin provisions of customer agreements. If Jameson defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

         The term "short sale" means any sale of a security that the seller does not own, or any sale, which is consummated by the delivery of a security, borrowed by, or for the account of, the seller.

         Broker-dealers engaged by Jameson may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Jameson does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         Because Jameson and any broker-dealers or agents that are involved in selling the shares acquired by Jameson under the securities purchase agreement will be considered "underwriters" in connection with sales under this registration statement, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them will be deemed underwriting commissions or discounts under the Securities Act.

         We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to Jameson. We have agreed to indemnify Jameson against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                         DESCRIPTION OF CAPITAL STOCK


         On July 31, 2001, our authorized capital stock consisted of 100,000,000 shares of common stock, par value $.01 per share, of which 33,178,830 were issued and outstanding, and 3,000,000 shares of Preferred Stock, of which 44,200 were issued and outstanding.


Common Stock

         Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, and are entitled to receive any dividends that are declared by our board of directors. The common stock has no other rights attached to it, and there are no preemptive or sinking fund provisions applicable to the common stock. All of the shares of common stock offered by us under this prospectus will, when issued, be fully paid and non-assessable. If we issue any additional shares of common stock, your rights as holders of common stock could be affected, your proportionate ownership interest could be diluted and the value of your common stock could be reduced.

Preferred Stock


         We are authorized to issue up to 3,000,000 shares of Preferred Stock. We have already issued an aggregate of 969,349 shares of preferred stock in the following six series:


     .   251,844 shares of Series A Convertible PIK Preferred Stock,

     . 592,500 shares of Series B Convertible Preferred Stock, of which 44,200 shares are outstanding, as of July 31, 2001,


     .   105,000 shares of Series C Convertible Preferred Stock,

     .   3.15 shares of Series D Convertible Preferred Stock,

     .   2.1 shares of Series E Convertible Preferred Stock, and

     . 20,000 shares of Series F Convertible Preferred Stock, of which 4,364 shares were exchanged for a $5.1 million secured convertible note on July 13, 2001.

         At July 31, 2001, the only outstanding shares of our preferred stock are 44,200 shares of the Series B Convertible Preferred Stock. We have already converted and retired all of the Series A, C, D and E Convertible Preferred Stock, although we may issue further series of preferred stock. Our board of directors will determine the terms of any future series without input from our stockholders. The terms of any issuance of preferred stock may include voting rights (including the right to vote as a series on particular matters), which could be superior to those of the shares of common stock, may have preferences over the shares of common stock as to dividends and distributions in liquidation, conversion and redemption rights (including the right to convert into shares of common stock) and sinking fund provisions. If we issue additional preferred stock, your rights as holders of common stock could be affected, your proportionate ownership interest could be diluted and the value of your common stock could be reduced.


Public Warrants


         We have registered 3,232,500 publicly tradable warrants. The holders of each of these warrants are entitled, upon payment of the exercise price of $5.85, to purchase one share of common stock per warrant. Unless previously redeemed, the warrants are exercisable at any time during the five-year period ending May 2, 2002, provided that a current prospectus relating to the underlying common stock is in effect and the shares are qualified for sale or exempt from qualification under applicable securities laws.


         Beginning on May 2, 1997, the warrants may be redeemed by the Company at a price of $.25 per warrant, if the trading price for the common stock on The Nasdaq National Market is equal to or exceeds $6.75 per share for twenty consecutive trading days. We must give each warrant holder thirty days' notice if we intend to redeem any or all of the warrants. If we give notice of our intention to redeem any of the warrants, the warrant holders' right to exercise their warrants will be forfeited unless they exercise their warrants prior to the date on the notice of redemption. The decision to redeem the warrants is at the sole discretion of the board of directors.

Anti-Takeover Provisions

         We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) we approve the business combination in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

         Our Bylaws provide that (i) the authorized number of directors may be changed only by resolution of the Board of Directors, and (ii) directors can be removed only with or without cause by a majority vote of the stockholders. Our Bylaws also provide that our board of directors be notified not fewer than 60 and not more than 90 days prior to any stockholders' meeting or any stockholder proposals or nominations of directors by the stockholders. These provisions could delay, deter, or prevent a change in control of the Company or depress the market price of common stock or discourage hostile bids in which stockholders of the Company could receive a premium for their shares of common stock.

                                INDEMNIFICATION

         The Delaware General Corporation Law allows us to indemnify our directors and officers in terms sufficiently broad to indemnify such persons for liabilities arising under the Securities Act. We have a directors and officers liability insurance policy that, under certain circumstances, could indemnify our directors and officers against liabilities under the Securities Act.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                      WHERE YOU CAN FIND MORE INFORMATION

         This prospectus, which is part of the registration statement, does not contain all the information contained in the registration statement or in the exhibits to the registration statement. For further information with respect to us and to the common stock, you should review the registration statement and the exhibits. We also file annual, quarterly and special reports, proxy statements and other information with the Commission. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the Public Reference Section of the SEC at Room 1024, Washington, D.C., Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549 and at the regional offices of the SEC located at 75 Park Place, Room 1400, New York, New York 10007, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

         Our common stock and public warrants are listed on The Nasdaq National Market, a subsidiary of the National Association of Securities Dealers, Inc., or NASD. Our filings may be inspected and copied at the NASD's offices at 1735 K Street, N.W., Washington, DC 20006-1500.

                         TRANSFER AGENT AND REGISTRAR

         StockTrans, Inc., Ardmore, Pennsylvania, is the transfer agent and registrar for the Company's common stock and public warrants.

                                 LEGAL MATTERS

         Morgan, Lewis & Bockius, Philadelphia, Pennsylvania, has passed upon certain legal matters with respect to the validity of the shares of common stock offered by this prospectus.

                                    EXPERTS

         Goldstein Golub Kessler LLP, or GGK, New York, New York, has audited the consolidated financial statements of the Company and subsidiaries for the two fiscal years ended March 31, 2001 and March 31, 2000 incorporated by reference in this prospectus and Registration Statement. The Company has relied on GGK's report in incorporating these financial statements given GGK's expertise in accounting and auditing.

            IMPORTANT INFORMATION INCORPORATED INTO THIS PROSPECTUS

         The SEC allows us "incorporate by reference," the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we sell all of the securities covered by this prospectus:


     .   Our Annual Report on Form 10-K for the fiscal year ended March 31,
         2001;

     .   Our Quarterly Report on Form 10-Q for the period ended June 30, 2001.

     .   Our Current Report on Form 8-K filed April 20, 2001.

     .   Our Proxy Statement dated July 30, 2001.



We have provided a copy of our Annual Report on Form 10-K for the fiscal year ended March 31, 2001 along with this prospectus. In addition, upon the request of any person, including any beneficial owner of our common stock, to whom this prospectus is delivered, we will provide, at no cost, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of the filings containing any of this informationby writing or telephoning us at the following address or telephone number:

                              Jennifer L. Andrews
                            Chief Financial Officer
                       The Ashton Technology Group, Inc.
                              Eleven Penn Center
                         1835 Market Street, Suite 420
                       Philadelphia, Pennsylvania, 19103
                                (215) 789-3300

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 15. Indemnification of Directors and Officers

         The Delaware General Corporation Law authorizes the Company to grant indemnity to directors and officers in terms sufficiently broad to permit indemnification of such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. In addition, the Company has obtained Directors' and Officers' Liability Insurance, which insures its officers and directors against certain liabilities such persons may incur in their capacities as officers or directors of the Company. The Company pays annual premiums of approximately $316,000 on this policy.

         Article 7 of the Company's Amended Certificate of Incorporation provides as follows:

         SEVENTH: Directors of the Corporation shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves: (1) a duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability for unlawful payments of dividends or unlawful stock purchase or redemption by the corporation, or (4) a transaction from which the director derived an improper personal benefit.

Item 16. Exhibits

         The following is a list of exhibits filed as part of this Registration Statement, as amended.


Exhibit
Number         Description
------         -----------

5.1            Opinion of Morgan, Lewis & Bockius LLP

10.1 First Amended and Restated Securities Purchase Agreement between The Ashton Technology Group, Inc. and Jameson Drive LLC, dated July 10, 2001/(2)/

10.2 Registration Rights Agreement between The Ashton Technology Group, Inc. and Jameson Drive LLC, dated February 9, 2001 /(1)/

10.3 Form of Warrant issued by The Ashton Technology Group, Inc. to Jameson Drive LLC dated July 10, 2001 /(2)/
10.4 Agreement between The Ashton Technology Group, Inc. and Jameson Drive LLC, dated July 10, 2001 /(2)/


13.1           Annual Report filed on Form 10-K for the fiscal year ended March
               31, 2001

23.1           Consent of Goldstein Golub Kessler LLP
23.2 Consent of Morgan, Lewis & Bockius LLP (incorporated by reference to Exhibit 5.1)

/(1)/ Incorporated by reference to the Company's Form 10-Q, for the period ended December 31, 2000.
/(2)/      Incorporated by reference to the Company's Form S-2, filed July 19,
           2001.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on August 16, 2001.


                                    THE ASHTON TECHNOLOGY GROUP, INC.

                                    By:  /s/ Arthur J.  Bacci
                                    --------------------------------------------
                                    Arthur J.  Bacci
                                    President

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


      Signature                            Title                                    Date
      ---------                            -----                                    ----
/s/ Fredric W. Rittereiser          Chairman of the Board and Chief            August 16, 2001
                                    Executive Officer
--------------------------------
Fredric W. Rittereiser              (Principal Executive Officer)

/s/ Arthur J. Bacci                 Director and President                     August 16, 2001
--------------------------------
Arthur J. Bacci

/s/ William W. Uchimoto             Director and General Counsel               August 16, 2001
--------------------------------
William W. Uchimoto

/s/ Fred S. Weingard                Director                                   August 16, 2001
--------------------------------
Fred S. Weingard

/s/ K. Ivan F. Gothner              Director                                   August 16, 2001
--------------------------------
K. Ivan F. Gothner

/s/ Richard E. Butler               Director                                   August 16, 2001
--------------------------------
Richard E. Butler

/s/ Thomas G. Brown                 Director                                   August 16, 2001
--------------------------------
Thomas G. Brown

/s/ Herbert Kronish                 Director                                   August 16, 2001
--------------------------------
Herbert Kronish

/s/ Jennifer L. Andrews             Chief Financial Officer (Principal         August 16, 2001
                                    Financial Officer and Principal
--------------------------------
Jennifer L. Andrews                 Accounting Officer)

                                 EXHIBIT INDEX
                                 -------------

Exhibit
Number                    Description
-------                   -----------

5.1                       Opinion of Morgan, Lewis & Bockius

10.1 First Amended and Restated Securities Purchase Agreement between The Ashton Technology Group, Inc. and Jameson Drive LLC, dated July 10, 2001/(2)/

10.2 Registration Rights Agreement between The Ashton Technology Group, Inc. and Jameson Drive LLC, dated February 9, 2001/(1)/

10.3 Form of Warrant issued by The Ashton Technology Group, Inc. to Jameson Drive LLC dated July 10, 2001/(2)/
10.4                      Agreement between The Ashton Technology Group, Inc.
                          and Jameson Drive LLC, dated July 10, 2001/(2)/


13.1 Annual Report filed on Form 10-K for the fiscal year ended March 31, 2001

23.1                      Consent of Goldstein Golub Kessler LLP
23.2 Consent of Morgan, Lewis & Bockius LLP (incorporated by reference to Exhibit 5.1)

/(1)/ Incorporated by reference to the Company's Form 10-Q, for the period ended December 31, 2000.
/(2)/    Incorporated by reference to the Company's Form S-2, filed July 19,
         2001.